UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 21, 2017

B. RILEY FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37503	27-0223495

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

21255 Burbank Boulevard, Suite 400 Woodland Hills, California	91367

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (818) 884-3737

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

B. Riley Financial, Inc. (the “Company”) is filing this Current Report on Form 8-K with the Securities and Exchange Commission providing unaudited pro forma condensed combined financial statements and explanatory notes as of September 30, 2017, for the nine month period ended September 30, 2017 and for the year ended December 31, 2016 (the “Unaudited Pro Forma Statements”) relating to the merger of magicJack VocalTec, Ltd. (“magicJack”) with and into the Company (or a subsidiary of the Company), with the Company (or its subsidiary) as the surviving corporation (the “magicJack Merger”), pursuant to an Agreement and Plan of Merger between the Company and magicJack dated November 9, 2017.

The Unaudited Pro Forma Statements show the impact of the magicJack Merger on the historical financial position and results of operations of the Company and magicJack. The Unaudited Pro Forma Statements are presented for illustrative purposes only and do not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The Unaudited Pro Forma Statements are attached as Exhibit 99.3 to this Current Report on Form 8-K and are incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit	Description
23.1	Consent of BDO USA, LLP, magicJack’s independent registered public accounting firm.

99.1	Audited Consolidated Financial Statements of magicJack VocalTec Ltd. for the year ended December 31, 2016 (incorporated by reference to Part II, Item 8 of the Annual Report on Form 10-K of magicJack VocalTec Ltd. (File No. 000-27648), filed with the SEC on March 16, 2017).

99.2	Unaudited Consolidated Financial Statements of magicJack VocalTec Ltd. as of and for the nine month period ended September 30, 2017 (incorporated by reference to Part I, Item 1 of the Quarterly Report on Form 10-Q of magicJack Vocaltec Ltd. (File No. 000-27648), filed with the SEC on November 9, 2017).

99.3	Unaudited pro forma condensed combined financial statements and explanatory notes relating to the magicJack Merger and related transactions as of and for the nine month period ended September 30, 2017 and for the year ended December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

November 21, 2017	B. RILEY FINANCIAL, INC.

	By:	/s/ Phillip J. Ahn
Name: Phillip J. Ahn Title: Chief Financial Officer and Chief Operating Officer